

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03041615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED DEC - 1 2003 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 28600

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __10/1/2002__ AND ENDING __9/30/2003__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Searle & Co.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

333 Greenwich Avenue
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert S. Searle__ __203-869-4800__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, middle name)

275 Madison Avenue	**New York,**	**NY**	**10016**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert S. Searle_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Searle & Co._____ , as of __September 30_____ , 20 __03____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
. Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent's Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEARLE & CO.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

SEARLE & CO.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. as of September 30, 2003 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

November 21, 2003

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 28,413
Marketable securities	486,221
Receivable from clearing broker	232,000
Accounts receivable (net of allowance for bad debts of $4,000)	108,949
Investment securities, not readily marketable	42,725
Prepaid income taxes	4,300
Deferred income taxes	2,500
Total current assets	905,108

PROPERTY AND EQUIPMENT (net)   72,578

TOTAL ASSETS $977,686

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$138,421

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 2,700 shares authorized and issued	2,700
Additional paid-in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	864,372
Total stockholder's equity	839,265

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $977,686

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2003

REVENUE

Brokerage commissions	$ 824,008
Principal transactions	2,743,524
Fee income	743,791
Dividend and interest income	147,730
Realized loss on sale of securities	(44)
Unrealized gain on securities	2,696
Total revenue	4,461,705

EXPENSES

Employee compensation	1,242,900
Commissions	2,336,905
Clearance charges	136,033
Mortgagee fees	166,467
Travel	21,403
Office expenses	19,956
Rent	35,387
Tickers and quotation service	72,117
Insurance	72,963
Advertising and marketing	7,211
Telephone and utilities	43,794
Payroll and sales taxes	54,403
Entertainment	10,041
Professional fees	32,508
Contributions to profit sharing plan	7,500
Repairs and maintenance	4,141
Gifts	6,843
Miscellaneous expenses	6,661
Depreciation	26,999
Dues and subscriptions	7,329
Charitable contributions	3,350
Postage	10,081
Automobile expense	15,952
License and fees	34,333
Customer adjustments	12,822
Payroll service fee	3,378
Total expenses	4,391,477

INCOME BEFORE INCOME TAXES	70,228
INCOME TAX EXPENSE	18,146
NET INCOME	$ 52,082

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 52,082
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	26,999
Unrealized gain on securities	(2,696)
Realized loss on sale of securities	44
Deferred income taxes	8,000
Changes in assets and liabilities:	
Increase in receivable from clearing broker	(35,762)
Decrease in accounts receivable	12,334
Increase in prepaid income taxes	(2,500)
Increase in accounts payable and accrued expenses	85,232
Total adjustments	91,651
Net cash provided by operating activities	143,733

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	(53,069)
Purchase of marketable securities	(195,952)
Proceeds from sales of marketable securities	36,706
Net cash used in investing activities	(212,315)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(68,582)
CASH AND CASH EQUIVALENTS - October 1, 2002	96,995
CASH AND CASH EQUIVALENTS - September 30, 2003	$ 28,413

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2002	$2,700	$45,526	$(73,333)	$812,290	$787,183
Net income	-	-	-	52,082	52,082
Balances September 30, 2003	$2,700	$45,526	$(73,333)	$864,372	$839,265

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Searle & Co. (the "Company") operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its revenue earned from its suburban Philadelphia office is derived primarily from investment and reporting services provided for Federal Housing Administration assisted properties.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Securities Transactions:
   Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

   Marketable securities are valued at market. The resulting difference between cost and market is recorded as unrealized gain or loss. Investment securities that are not readily marketable are recorded at cost.

   Commissions and Fees:
   Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

   Fee income and related mortgagee fee expenses are recorded when services rendered giving rise to such income have been completed.

   Depreciation:
   The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

   Statement of Cash Flows:
   For purposes of the statement of cash flows, the Company considers all cash held at banks and short term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

   Use of Estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SEARLE & CO.
NOTES TO FINANCIAL STATEMENTS

3. **SUPPLEMENTAL CASH FLOW INFORMATION**

   Cash paid for income taxes is $12,646 for the year.

4. **MARKETABLE SECURITIES**

   Marketable securities consist of investment securities at market value as follows:

Obligations of U.S. Government	$ 9,381
State and municipal obligations	221,474
Corporate stocks	123,711
Corporate bonds, debentures and notes	131,655
Total	$486,221

5. **PROPERTY AND EQUIPMENT**

   The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$151,299
Office equipment	14,474
Leasehold improvements	10,647
Computer software	42,220
	218,640
Less: accumulated depreciation	146,062
Net book value	$ 72,578

6. **NET CAPITAL REQUIREMENTS**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or if larger, one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2003, the Company's net capital exceeds such capital requirements by $465,978 and the ratio of aggregate indebtedness $(138,421) to net capital $(565,978) is .2446 to 1.

SEARLE & CO.
NOTES TO FINANCIAL STATEMENTS

7. INCOME TAXES

The Company computes its tax in accordance with the tax provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income tax includes the following at September 30, 2003:

	Current	Deferred	Total
Federal income tax expense	$ 4,930	$4,500	$ 9,430
State and local tax expense	5,216	3,500	8,716
	$10,146	$8,000	$18,146

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$12,557
(Increase) decrease in tax benefit from:	
State and local income tax expense, net of federal income tax expense	6,973
Corporate dividends received deduction and tax-exempt income	(1,309)
Other	(75)
Total income taxes	$18,146

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax asset is as follows:

Unrealized loss on securities	$ 16,100
Depreciation	(13,600)
	$ 2,500

8. LEASE COMMITMENTS

The Company leases office space at two locations, one of which is owned by related parties (See Note 9). The lease for the other premises is a three year operating lease through August 2006. Rental expense for the use of this premise, net of sublease rental income of $17,050, is $8,987 for the year.

The following is a schedule of future minimum lease payments required under the leases:

2004	$28,167
2005	28,167
2006	23,472
	$79,806

9. RELATED PARTY TRANSACTION

One of the Company's offices is owned by its shareholder and family. The Company has not executed a lease for occupancy of the premises. It makes monthly rent payments of $2,200 which are approximately equivalent to the owners' mortgage payments and common area maintenance fees. The Company pays the operating expenses, exclusive of real estate taxes, related to the premises. The total amount of rent expense paid to the related parties is $26,400 for the year.

10. PROFIT SHARING PLAN

The Company has established a profit sharing plan for all full time employees who have at least one full year of service. The plan provides for a discretionary annual contribution which is determined by management. For the fiscal year ended September 30, 2003, the amount contributed is $7,500.

11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

SEARLE & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
SEPTEMBER 30, 2003

STOCKHOLDER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$839,265
Less: Nonallowable assets	
Property and equipment (net)	72,578
Accounts receivable	108,949
Investment securities, not readily marketable	42,725
Other current assets	6,800
TENTATIVE NET CAPITAL	608,213
Less: Capital charge on marketable securities	35,410
Capital charge on money market fund	186
Undue concentration	6,639
NET CAPITAL	565,978
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	**$465,978**
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$138,421
1/15TH OF AGGREGATE INDEBTEDNESS	$ 9,228
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.2446 to 1

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2003

Net Capital, per Form X-17a-5
    as of September 30, 2003, unaudited $628,857

Less: Adjustment for nonallowable assets   51,267
        Differences in capital charges   1,884
        Net audit adjustments   9,728

         62,879

Net Capital per Accompanying Computation of
    Net Capital Under SEC Rule 15c3-1 $565,978

See independent auditor's report and accompanying notes to financial statements.

11

SEARLE & CO.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2003

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2003.

SEARLE & CO.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2003

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2003.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York. NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Searle & Co.
Greenwich, CT

In planning and performing our audit of the financial statements of Searle & Co. for the year ended September 30, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Searle & Co., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz + Ullmann, P.C.

November 21, 2003